UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Petros Plan

—

Rio de Janeiro, October 18, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that today it has signed the Private Instrument of Confession of Debt that formalizes its commitment to pay the extraordinary employer contributions of the Deficit Equalization Plan - 2015 (PED 2015), implemented in 2017, with the Renegotiated and Non-Renegotiated Petros Pension Plans (PPSP-R and PPSP-NR).

Payments of the extraordinary contributions were not previously made because of court injunctions. The new Deficit Equalization Plan (New PED) was approved in 2020 and considered the refinancing of these uncollected contributions from the PED 2015 by charging Petrobras and the participants of said plans.

The amount concerning Petrobras is R$ 1.1 billion, with the payment of R$ 229 million in October/2022, referring to the amounts not collected in the period from July/2020 to December/2021. The amount of R$ 885 million, referring to the falling due installments, will be paid according to the payroll in counterpart to the collection of the participants/assisted portion.

The effects of the deficit equalization plans have already been recognized in the financial statements of the years in which they were implemented.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer